Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

August 29, 2005

VIA EDGAR AND FED EX

Peggy Kim

Senior Counsel

U. S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. – Mail Stop 4561

Washington D.C. 20549

Apple REIT Seven, Inc.

Amendment No. 1 to Registration Statement

on Form S-11, Filed August 1, 2005

File No. 333-125546

Dear Ms. Kim:

We are responding on behalf of our client, Apple REIT Seven, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Principal Executive Officer, dated August 12, 2005. Simultaneously with the submission of this letter, we are filing pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-11.

This letter, together with pre-effective Amendment No. 2, responds to the comments in your letter dated August 12, 2005. Pre-effective Amendment No. 2 is marked to show changes from pre-effective Amendment No. 1 to the Registration Statement on Form S-11 filed August 1, 2005. A copy of the marked document is included with the copy of this letter being hand delivered (via Fed Ex) to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No. 2 marked “Courtesy Copy” included in the package being hand delivered (via Fed Ex) to you.

This letter repeats the comments from your letter of August 12, 2005, together with responses on behalf of the Company.

1.	We note that you have added disclosure that you will not begin this offering of units until the offering of Apple REIT Six is concluded. In this regard, please confirm that before you request effectiveness, the offering of Apple REIT Six has been concluded.

This will confirm that the Company will not request effectiveness for its Registration Statement on Form S-11 (File No. 333-125546) until the offering of Apple REIT Six, Inc.

August 29, 2005

made pursuant to its Registration Statement on Form S-11 (File No. 333-112169) has concluded. At the time the Company requests acceleration of the effectiveness of its Registration Statement, it will confirm in writing that the offering of Apple REIT Six, Inc. has been concluded.

2.	We note your response to comment 3 of our prior letter, dated July 5, 2005. In the summary and in the description of capital stock, please revise to describe how unit holders will receive notice that the Series B preferred shares have been converted and that the Series A preferred shares will terminate and no longer have any priority distribution rights.

The requested disclosure has been added in the “Summary” on page 8 in the current filing and under “Description of Capital Stock,” on page 97 in the current filing.

3.	In this regard, we note that you state that Mr. Knight has no intention regarding the conversion of the Series B convertible preferred shares. In the footnotes on page 103, it appears that Mr. Knight has previously converted his preferred shares in connection with an acquisition or merger with an affiliate. Please advise us as to whether this is also his intention with respect to the Series B convertible preferred shares of Apple REIT Seven.

If (but only if) any event occurs which, under the Company’s Articles of Incorporation, permits the conversion of the Series B convertible preferred shares, Mr. Knight may elect to convert the Series B convertible preferred shares into units, in accordance with the procedures and formula in the Company’s Articles of Incorporation. Events permitting conversion include the Company’s transfer of substantially all of its assets, stock or business through (without limitation) a merger, and this would include a merger with an affiliate. However, the Company has indicated that no event or transaction that would permit conversion is currently pending or contemplated, and that the terms and details of any such event or transaction that might occur at some point in the future and that might permit conversion of the Series B convertible preferred shares are not currently knowable or predictable. In particular, no transaction with an affiliate is now pending or contemplated.

4.	We note your response to previous comment 15 and your reliance of the relief granted in the Behringer Harvard REIT et al, (October 26, 2005) no action letter. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to the Apple REIT Seven, Inc. share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

We thank you for, and acknowledge, your comments concerning the Company’s responsibility for analyzing the applicability of the tender offer rules to the Company’s unit redemption program.

August 29, 2005

5.	We note the submission of correspondence between Apple REIT Six and the Division of Market Regulation, however, please tell us how Apple REIT Seven’s repurchase of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. Please also advise us as to whether you will file an application for exemptive relief regarding Rule 102 of Regulation M with the Division of Market Regulation. See CNL American Properties Fund, Inc., (Letter dated August 13, 1998) and T REIT Inc. (Letter dated June 4, 2001).

As noted in response 15 in our letter to you dated August 1, 2005, the proposed unit redemption program for Apple REIT Seven is substantively the same as the unit redemption program of Apple REIT Six, which was the recipient of the no-action letter from the Division of Market Regulation relative to Regulation M. The Company expects to request similar relief relative to Regulation M from the Division of Market Regulation for its unit redemption program. However, since the two programs are substantively the same, the Company realizes that the Division of Market Regulation may elect not to formally issue another written no-action letter for the Company’s unit redemption program and may instead advise the Company orally of its view that the Company can rely upon no-action relief previously granted in a similar context.

6.	Risk Factors, page 11.

We note your response to comment 2 of our prior letter. Please revise to include a risk factor that discusses the statutory provisions regarding affiliated transactions and control share acquisition, since these appear to be anti-takeover provisions.

The requested risk factor disclosure has been added on pages 25-26 in the current filing.

7.	Our management will spend time on other activities with other entities that may compete with us, page 16.

Please revise to discuss the specific risks with respect to Apple REIT Six, which has substantially similar investment policies and objectives.

Additional disclosure has been added on page 17 in the current filing.

8.	We make forward-looking statements in this prospectus which may prove to be inaccurate, page 30.

We note that you state: “[t]his prospectus contains forward-looking statements within the meaning of the federal securities laws which are intended to be covered by the safe harbors created by those laws.” Please note that both the Securities Act and the Exchange Act expressly exclude statements made in connection with an initial public offering from the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Please revise or tell us which safe harbors you are referring to.

The language referenced in your comment has been deleted. Please see page 32 in the current filing.

August 29, 2005

9.	Compensation, page 32.

We note your response to comment 14 in our prior letter. Please revise the compensation table to include the value of the units in the event the minimum and maximum offering amounts are raised.

The requested disclosure has been added. Please see page 38, and pages 39-40 in the current filing.

10.	Conflicts of Interest, page 36.

We note your response to comment 24 of our prior letter. Further, we note that you do not expect that Apple REIT Seven will acquire properties until after Apple REIT Six and any other prior programs have previously completed their acquisition activities. Please revise to address the risks and conflicts in the event that Apple REIT Seven purchases properties from these affiliates, and the incentive for Mr. Knight to receive compensation on both the sale and purchase of the same property. In addition, although you expect that your acquisition stage will not coincide with acquisition stage of Apple REIT Six, it appears that an overlap remains with respect to the operation, disposition, and liquidation stages. Please address how affiliates will prioritize or allocate investment, financing, and disposition opportunities between the similar REITs, in particular Apple REIT Six.

Please see the additional disclosure added in response to this comment on pages 42-43 and 44-45 in the current filing.

11.	Prior Performance of Programs Sponsored by Glade M. Knight, page 60.

We note your response to comment 29 in our prior letter. Please revise to state that there are no material adverse developments or conditions experienced by any prior programs, as stated in your response.

The requested disclosure has been added on page 67 in the current filing.

12.	Financial Statements

Note 1 – Summary of Significant Accounting Policies

Significant Accounting Policies

Stock Based Compensation, page F-4

We note your disclosure relating to the adoption of SFAS 123(R). However, later in the note you make reference to SFAS 103(R). Please revise to clarify this apparent conflict as appropriate and advise us.

The referenced citation contained a typographical error, which has been corrected. Please see page F-4 in the current filing. We thank you for bringing this to our attention.

August 29, 2005

As indicated in your letter dated July 5, 2005, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated July 5, 2005.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying pre-effective Amendment No. 2 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

Martin B. Richards

MBR/smk

cc:	Charito A. Mittelman (SEC)
Yolanda Crittenden (SEC)
Glade M. Knight
David S. McKenney